

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2011

Via Facsimile
Alex M. Davern
Chief Financial Officer
National Instruments Corporation
11500 North MoPac Expressway
Austin, Texas 78759

      Re: **National Instruments Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 18, 2011
              File No. 000-25426

Dear Mr. Davern:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

1.   You indicate in Note 9 that $364 million of your non-U.S. subsidiaries' undistributed earnings are intended to be indefinitely reinvested in your international operations. Tell us your consideration to quantify the amount of cash and investments that are currently held outside of the U.S. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

2.   We also note in some countries that repatriation of certain foreign balances is restricted by local laws. Please tell us the amounts of your restricted net assets from these countries (see Rule 4-08(e) of Regulation S-X).

Critical Accounting Policies

Accounting for Income Taxes, page 35

3.   Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that countries other than Hungary have had a more significant impact on your effective tax rate, then tell us how you considered clarifying this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Melissa Feider for

Kathleen Collins
Accounting Branch Chief